Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	June 12, 2008 (Inception) Through December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Fixed Charges:
Interest costs (both expensed and capitalized)	$1	194	33	8,413	40,863
Amortization of debt expense and discount or premium	—	—	—	—	2,670
Portion of rental expense that can be demonstrated to be an interest factor	8	51	166	232	1,166
Total Fixed Charges	9	245	199	8,645	44,699
Earnings
Add
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	(14,074)	(28,587)	(50,774)	146,910	(143,152)
Fixed charges from above	9	245	199	8,645	44,699
Amortization of capital interest	—	—	—	—	—
Distributed income to investees	—	—	—	—	—
Less
Interest capitalized	—	—	—	(7,403)	(35,485)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	4,120
Total Earnings	$(14,065)	(28,342)	(50,575)	148,152	(129,818)

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	17.1	n/a